Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

December 22, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re: Seelos Therapeutics, Inc.
      Registration Statement on Form S-3,
      Initially Filed December 15, 2020
      Registration No. 333-251356

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the "Company") hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-251356) of the Company, initially filed with the Securities and Exchange Commission (the "Commission") on December 15, 2020, as amended (the "Registration Statement"), be accelerated so that such Registration Statement shall become effective at 4:30 p.m., Eastern Time, on December 23, 2020 or as soon as possible thereafter. As of the date above, there is no managing or principal underwriter for any of the Company's securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of the offering.

     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

     It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, SEELOS THERAPEUTICS, INC.
	By:	/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D.
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)